FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                October, 2002

ART Advanced Research Technologies Inc.

(Translation of registrant's name into English)

2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐ :

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

  1. Press Release dated October 23, 2002 announcing the signing of strategic agreements with GE Medical Systems; and

  2. Press Release dated October 23, 2002 announcing private placements of US $2.5 million and US $2 million respectively from OppenheimerFunds and Mr. Serge Huot.

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC.

(Registrant)

By: /s/ Nadia Martel

Name: Nadia Martel

Title: Vice President and General Counsel

Dated: February 20, 2003

ATTENTION : FINANCE AND ECONOMY EDITORS

News release

For immediate publication

ART SIGNS STRATEGIC AGREEMENTS WITH GE MEDICAL SYSTEMS

Companies to Collaborate on Molecular Imaging and Optical Breast Imaging

Saint-Laurent, Canada, October 23, 2002 - ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a leading developer of optical imaging technologies for the detection of disease and the visualization of biological phenomena in living systems, and GE Medical Systems, a unit of General Electric Company (NYSE: GE) today announced that the two companies have signed multi-year agreements in which GE will develop with ART new optical molecular imaging applications and help market, manufacture and distribute ART's SoftScan® breast imaging system.

"We are delighted to have GE as a partner in bringing this exciting technology to market," said Micheline Bouchard, President and CEO of ART. "Time domain technology, such as that used for SoftScan, has the potential to capture more information than other optical imaging technologies like continuous wave and complements GE's mammography product offering," added Ms. Bouchard.

The SoftScan system produces a functional image that can depict blood volumes and blood oxygenation simultaneously. With this combination of information, it is believed that practitioners will be able to identify anomalies in the breast that previously could go undetected and will, in turn, be better able to determine whether a tumor is malignant or benign.

GE Medical Systems will also begin work to determine how ART's SoftScan technology translates into future applications including head, abdomen and prostate imaging.

"When we combine SoftScan technology with GE Medical Systems' breakthrough technologies like the Senographe™ 2000D full-field digital mammography system, we believe cancer detection will improve dramatically," said Dow Wilson, General Manager of Global Diagnostic X-ray at GE Medical Systems. "We expect that SoftScan will provide more accurate images of dense breast tissues and breast tissue of women that have undergone hormonal therapy."

"Optical imaging will play a significant role in early drug discovery and development," said Eric Stahre, General Manager of Genomics and Molecular Imaging at GE Medical Systems. "We expect this collaboration will deliver new tools to accelerate drug development and impact the delivery of molecular medicine."

As part of the agreements, GE Medical Systems will make a minority equity investment in ART.

About GE Medical Systems

GE Medical Systems is a US $8 billion global leader in medical imaging, interventional procedures, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. For more information, visit the GE Medical Systems Web site at www.gemedical.com .

About ART

ART Advanced Research Technologies Inc. is a North American biomedical company that is involved in the research, design, development, and marketing of optical technologies used in the detection of disease and the study of biological phenomena in living systems. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection and diagnosis of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses an exclusive proprietary time domain technique in optical imaging, which generates functional information about tissue. ART is also working on the development of a novel and proprietary molecular imaging technology, designed to characterize, visualize and measure cellular and molecular processes and pathways. A major application for this technology is the molecular imaging of animals for the accelerated development of new drugs in areas such as cancer and heart disease. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSX: "ARA"). For more information about ART, visit its Web site at: www.art.ca .

This press release may contain forward looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

INFORMATION

Montréal

Simard Hamel Communications

Jean-Marc Simard (j.m.simard@shc.ca)

Josée-Michelle Simard (josee-michelle.simard@shc.ca)

(514) 287-9811

Toronto

BenchMark Porter Novelli

Kathleen Vollrath (kvollrath@bmporternovelli.com)

(416) 423-6605

SOURCE

ART Advanced Research Technologies Inc.

Nadia Martel, Vice President and General Counsel

(514) 832-0777 ext.286

nmartel@art.ca

Sébastien Gignac, Vice President, Corporate Affairs and Secretary

(514) 832-0777 ext.252

sgignac@art.ca

GE Medical Systems

Patrick Jarvis

Public Relations Manager

(262) 544-3668

Patrick.Jarvis@med.ge.com

ATTENTION : FINANCE AND ECONOMY EDITORS

News release

For immediate publication

OPPENHEIMERFUNDS AND SERGE HUOT TO INVEST RESPECTIVELY US $2.5 MILLION AND US $2 MILLION IN ART

Saint-Laurent, Canada, October 23, 2002 - ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a leading developer of optical imaging technologies for the detection of disease and the visualization of biological phenomena in living systems, is pleased to announce, following the actions and support of Synerglobe Capital Ltd., that OppenheimerFunds, Inc., a mutual funds company with in excess of US $120 billion of assets under management, has committed to invest US $2.5 million in a private placement offering by the Company. Furthermore, Mr. Serge Huot, former President and Chief Executive Officer and currently a director of ART has committed to invest US $2 million in a private placement offering by ART.

This private placement of common shares is scheduled to close on or about November 5, 2002, to be effective subject to all applicable regulatory approvals. ART intends to use the proceeds of this private placement as part of its working capital.

"We are very honoured to have OppenheimerFunds and Serge Huot reinvest in ART following the initiative of Synerglobe Capital Ltd.", said Micheline Bouchard, ART's President and Chief Executive Officer. "OppenheimerFunds had previously invested US $7.5 million in ART and we view this renewed commitment by a key US institutional investor as a major vote of confidence in the future of ART. We also view the reinvestment of Mr. Huot as an expression of his strong belief in the future of the Company and in its leadership", added Ms. Bouchard. "I have the highest confidence in ART's technology and people and I share in their venture", stated Mr. Huot, director of ART.

About OppenheimerFunds

In more than 40 years since its founding, OppenheimerFunds has grown into one of the largest and most respected mutual fund companies in the United States. As of September 30, 2002, OppenheimerFunds and its subsidiaries manage more than 60 mutual funds with total assets in excess of US$120 billion, held in more than seven million shareholder accounts. For more information about OppenheimerFunds, visit its Web site at: www.oppenheimerfunds.com.

About ART

ART Advanced Research Technologies Inc. is a North American biomedical company that is involved in the research, design, development, and marketing of optical technologies used in the detection of disease and the visualization of biological phenomena in living systems. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection and diagnosis of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses an exclusive proprietary time domain technique in optical imaging, which generates functional information about tissue. ART is also working on the development of a novel and proprietary molecular imaging technology, designed to characterize, visualize and measure cellular and molecular processes and pathways. A major application for this technology is the molecular imaging of animals for the accelerated development of new drugs in areas such as cancer and heart disease. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSX: "ARA"). For more information about ART, visit its Web site at: www.art.ca.

This press release may contain forward looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

INFORMATION

Montréal

Simard Hamel Communications

Jean-Marc Simard (j.m.simard@shc.ca)

Josée-Michelle Simard (josee-michelle.simard@shc.ca)

(514) 287-9811

Toronto

BenchMark Porter Novelli

Kathleen Vollrath (kvollrath@bmporternovelli.com)

(416) 423-6605

SOURCE

ART Advanced Research Technologies Inc.

Nadia Martel, Vice President and General Counsel

nmartel@art.ca

Sébastien Gignac, Vice President, Corporate Affairs and Secretary

sgignac@art.ca

(514) 832-0777